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                               Conolog Corporation
                                 5 Columbia Road
                          Somerville, New Jersey 08876
                                  (908) 722-8081
                              (908) 722-5461 (Fax)



                                                              November 15, 2005


VIA EDGAR
---------

Mary Beth Breslin, Esq.
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Conolog Corporation
                  Amendment No. 1 to Registration Statement on Form SB-2
                  Filed:  October 21, 2005
                  File No.:  333-128089
                  ---------------------

Dear Ms. Breslin:

         Reference is made to Amendment No. 1 to the Registration Statement on Form SB-2 of Conolog Corporation (the "Company") filed with the Commission on October 21, 2005 (file number 333-128089) and to the staff's letter of comment dated October 26, 2005. This letter responds to the staff's comments concerning the Company's critical accounting policies and inventory valuation.

         The following numbered paragraphs correspond to the numbered paragraphs in your letter to the Company.

         1. The Amendment No. 2 has been revised in response to the staff's comments as follows:

Basis for Concluding that Inventory is Impaired After Three Years

         Based on the Company's historical experience, and after consultation with our auditors, we determined that components in our inventory have been used as infrequently as once in a three-year period. Accordingly, we determined that any component used less frequently was impaired. It shall be noted, however, that because our products are generally composed of numerous parts (up to 90 in most products), which parts are of relatively small value and generally can be interchanged for other parts in our products, the impairment of one part will not have a significant impact on the inventory as a whole.





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Mary Beth Breslin, Esq.

Page 2

Policies and Procedures for Identifying Inventory Impaired Prior to Three Years

         Each year, during our audit, we consider the demand for our inventory in order to determine whether our inventory has become impaired prior to the expiration of three years. Historically, there is very little change in the market for our products from one year to the next. This market trend lengthens the useful life of our inventory. In addition, we have been able to substitute parts used in one product, including parts that might otherwise not be used or be on the verge of becoming impaired, in other products.

Current Portion of Inventory

         The current portion of our inventory falls into one of three categories: back-log on hand, long term contracts and price quoted items. "Back-log on hand" represents orders that have been received, have not yet been assembled and will be shipped within the next fiscal year. "Long term contracts" represent orders under a contract for the delivery of products over a 2, 3, or 5 year period. Such contracts state a minimum and maximum quantity to be delivered in each year of the contract. For purposes of calculating our current portion of inventory for a fiscal year, we use the minimum quantity to be delivered for that year. "Price quoted items" represent requests from customers for the price of a product, which are presumed will become actual orders to be delivered within the next fiscal year.

Amount of Inventory Impairment Recognized as Result of Valuation Policy

         Adjustments for components identified under our three-year impairment practice and written down to a zero cost were as follows:

                  As of July 31, 2004:               $813,983.91
                  As of July 31, 2005:               $984,210.87


         2. The aging of inventory reflects when we have purchased a component. Components in the "over three year" category totaling $130,008 are active inventory and still used in the production of our products and therefore not impaired. The impairment policy relates only to components that have not been used in production in the past 3 years.

         3. Finished goods as of July 31, 2004 are more than revenues for 2005 because finished goods included products completed pursuant to contracts providing for multi-year delivery. Thus revenue will not be recognized on such products until shipped in a later fiscal year.

         4. Accounting of Inventory Previously Written Down to Zero

         The Company does not account for sales of inventory it has previously written down to zero because such inventory is not sold. Instead, the Company keeps that inventory on hand in order to comply with its twelve- and twenty-five-year product warranties, which cover parts and labor.



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Mary Beth Breslin, Esq.

Page 3

         5. The Company believes that no liquidated damages are due and payable as a result of the timing of its response to the staff's comment letter dated September 15, 2005. The Company sent a response letter to the SEC on September 22, 2005, within the 7-day period, which the Company believes fulfilled its obligations under its agreement with the selling shareholders.

         If you have any questions or comments, please feel free to contact David B. Manno of Milberg Weiss Bershad & Schulman LLP at (212) 946-9383 or me.

                                                     Very truly yours,



                                                     Marc Benou
                                                     President